UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52424

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022   AND ENDING 12/31/2022
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Starlight Funding Investments LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1307 Bonita Ave
         (No. and Street)

Berkeley   **CA**   **94709**
   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Kempner Davis   **510-527-6954**   alan@starlightinvestments.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
       (Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168   **Sugar Land**   **TX**   **77479**
(Address)   (City)   (State)   (Zip Code)

11/30/2016   **6328**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Dembski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Starlight Funding Investments LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHYENNE N. MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2026
Notary ID 131619462

Notary Public

Signature:

Title:
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2022

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Starlight Funding Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Starlight Funding Investments LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Starlight Funding Investments LLC's management. Our responsibility is to express an opinion on Starlight Funding Investments LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Starlight Funding Investments LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Starlight Funding Investments LLC's financial statements. The supplemental information is the responsibility of Starlight Funding Investments LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Starlight Funding Investments LLC's auditor since 2019.

Sugar Land, Texas

March 15, 2023


Starlight Funding Investments
Statement of Financial Condition
As of December 31, 2022


ASSETS

Cash	$	8,198
Prepaid expenses		1,612
TOTAL ASSETS	$	9,810

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	1,350
TOTAL LIABILITIES		1,350
Member's Equity		8,460
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,810

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC

Statement of Operating Loss
Year Ended December 31, 2022

Revenue

Consulting Income	$	20,625
Success Fee Income	$	111,266
Other		8,512
TOTAL REVENUE		140,403

Expenses

Commissions expense	105,829
Licensing and registration	5,309
Occupancy	-
Professional fees	18,367
Other expenses	13,003
TOTAL EXPENSES	142,508
NET LOSS	$ (2,105)

The footnotes are an integral part of the financial statements.

Starlight Funding Investments
Statement of Changes in Member's Equity
Year Ended December 31, 2022

	Total
Balances on December 31, 2021	$ 9,345
Contributions from member - cash	1,220
Member Distribution	
Net Loss	(2,105)
Balances on December 31, 2022	$ 8,460

The footnotes are an integral part of the financial statements.

Starlight Funding Investments

Statement of Cash Flows

Year Ended December 31, 2022

		TOTAL
OPERATING ACTIVITIES		
Net Loss	$	(2,105)
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Accounts Receivable - Non-customer		25
Prepaid Expenses		190
Accounts Payable		(1,362)
Net cash provided by (used in) operating activities	$	(3,252)
FINANCING ACTIVITIES		
Member Capital		1,220
Member Distribution		-
Net cash provided by financing activities		$1,220
Net cash decrease for period	$	(2,032)
Cash at beginning of period	$	10,230
Cash at end of period	$	8,198

The footnotes are an integral part of the financial statements.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

<u>Nature of Business:</u>
Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Starlight Funding Investments, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption is required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to provides private placements of debt and equity securities of corporation and other entities, during the report period Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3.

<u>Significant Accounting Policies:</u>
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognitions of Bad Debt</u>
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Revenue Recognition</u>
Revenue recognizes when performance obligations are met for success fees, private placements fees or consulting fees which is upon the closing of transaction.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2022, through the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Note 2   -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2022, the Company had net capital of $6,848.00, which was $1,848.00 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .20 to 1.

Note 3 - Possession of Control Requirements

Starlight Funding Investments, LLC (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3). There were no material inadequacies in the procedures followed in adhering to the exemptive provision.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

There was no rent expense in 2022.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule I: Computation of Net Capital
Pursuant to Rule 171-5
December 31, 2022

Computation of Net Capital

Total member's equity qualified for net capital	$ 8,460

Deductions and/or charges
  Non-allowable assets:

Accounts Receivable	-
Intercompany Receivables	-
Prepaid expenses	1,612
Net Capital	$ 6,848

Aggregate indebtedness

Accounts payable	$ 1,350
Total aggregate indebtedness	$ 1,350

Computation of basic net capital requirement
  Minimum net capital required (greater of $5,000 or

6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,848
Ratio of aggregate indebtedness to net capital	.20 to 1

See accountant's audit report.

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule II: Computation for Determination of Reservice
Requirements Pursuant to Rule 15c3-3
As of December 31, 2022

Computation for Determination of Reservice Requirements is not applicable to Starlight Funding Investments, LLC.

STARLIGHT FUNDING INVESTMENTS, LLC
Schedule III: Information Relating to the Possession or Control Requirement Under Rule 15c3-3
As of December 31, 2022

Information Relating to the Possession or Control Requirement is not applicable to Starlight Funding Investments, LLC.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Starlight Funding Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Starlight Funding Investments, LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, mergers & acquisitions, placement agent, referral service for capital raising and consulting services which may or may not result in capital raising, etc; and The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Starlight Funding Investments, LLC's management is responsible for compliance with the exemption compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starlight Funding Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 15, 2023

Starlight Funding Investments, LLC
Exemption Report
December 31, 2022

Starlight Funding Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacement, merge acquisition, placement agent, referral service for capital raising, and consulting services which may or may not result in capital raising, etc; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3);); and Starlight Funding Investments, LLC stated that Starlight Funding Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Starlight Funding Investments, LLC

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Maria Dembski, CFO
Februry 20, 2023